Exhibit 99.1

Tuya Reports First Quarter 2022 Unaudited Financial Results

SANTA CLARA, Calif., June 14, 2022 /PRNewswire/ -- Tuya Inc. ("Tuya" or the "Company") (NYSE: TUYA), a global leading IoT cloud development platform, today announced its unaudited financial results for the for the first quarter of 2022.

First Quarter 2022 Financial Highlights

•	Total revenue was US$55.3 million, down approximately 2.7% year over year (1Q2021: US$56.9 million).

•	IoT PaaS revenue was US$41.8 million, down approximately 16.1% year over year (1Q2021: US$49.8 million).

•	SaaS and other revenue was US$5.8 million, up approximately 146.7% year over year (1Q2021: US$2.3 million).

•	Overall gross margin for the quarter increased to 41.2%, remained stable year over year (1Q2021: 41.1%). Gross margin of IoT PaaS for the quarter increased to 42.3%, up 0.6 percentage points year over year (1Q2021: 41.7%).

•	Operating margin for the quarter was negative 100.3%, down 27.7 percentage points year over year (1Q2021: negative 72.6%). Excluding the impact of share-based compensation expenses, non-GAAP operating margin for the quarter was negative 68.4%, down 25.3 percentage points year over year (1Q2021: negative 43.1%).

•	Total cash, cash equivalents, and short-term investments were US$984.2 million as of March 31, 2022, compared to US$1.07 billion as of December 31, 2021.

•	Shares repurchased in the form of ADSs for the quarter were approximately US$25.0 million, representing approximately 12.5% of the US$200 million authorization announced pursuant to the currently effective share repurchase program.

First Quarter 2022 Operating Highlights

•	IoT PaaS Customers[1] for the quarter were approximately 2,600. Total customers for the quarter were approximately 3,900.

•	Premium IoT PaaS customers[2] for the trailing 12 months ended March 31, 2022 were 303. In the first quarter of 2022, the Company's premium IoT PaaS customers contributed approximately 85.6% of IoT PaaS revenue.

•	Dollar-based net expansion rate ("DBNER")3 of IoT PaaS for the trailing 12 months ended March 31, 2022 was sustained at a relatively healthy level of 122%, indicating the Company's ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

•	Registered IoT device and software developers, or registered developers, were over 582,000 as of March 31, 2022, up 14.1% from approximately 510,000 developers as of December 31, 2021.

1 The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Company during that period.

2 The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3 The Company calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Company's DBNER may change from period to period, due to a combination of various factors, including changes in the customers' purchase cycles and amounts and the Company's customer mix, among other things.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, "While consumer discretionary spending was adversely impacted by high inflation, we remained committed to iterating our products and services during the quarter. As such, we grew the number of our total customers by 29% from the same period last year. We also made substantial progress in our private cloud business. An increasing number of highly reputable customers have recognized our private cloud solution's ability to help them complete their deployment of IoT private cloud platforms and build their own IoT platform capabilities. While global inflation is running high and has not shown any signs of recovery, we will focus on improving operating efficiency, expanding customer base, and diversifying revenue stream to sustain our growth in the future."

Ms. Yao (Jessie) Liu, Board Director and Chief Financial Officer of Tuya, added, "Despite the challenging environment in the first quarter, our revenue reached US$55.3 million, exceeding the high-end of our previous guidance range. Notably, our SaaS and others segment maintained its strong growth momentum for the 5th consecutive quarter, with revenue reaching US$5.8 million, representing a year-on-year increase of 146.7%. Moreover, we stabilized our gross profit margin year over year at 41.2% against high global inflation, illustrating the effectiveness of our initiatives to refine our cost structures and improve our operating efficiency. Looking ahead, we will continue our prudent approach as we invest in our product offerings and business expansion. We are in the process of achieving a balance between business growth and profitability, which will position us well for the opportunities set to emerge as the economy recovers."

First Quarter 2022 Unaudited Financial Results

REVENUE

Total revenue in the first quarter of 2022 decreased slightly by 2.7% to US$55.3 million from US$56.9 million in the same period of 2021, mainly due to the decrease in IoT PaaS revenue, partially offset by the increases in SaaS and other revenue and smart device distribution revenue.

•	IoT PaaS revenue in the first quarter of 2022 decreased by 16.1% to US$41.8 million from US$49.8 million in the same period of 2021, primarily because the Company's customers became more prudent in their purchases in light of the global inflationary environment, which is weakening the purchase power of end users. The decrease was also due to the preventive measures taken across multiple regions in China against new waves of COVID-19, which has affected the Company's selling and operating activities, including delivery and acceptance by customers of the Company's products.

•	SaaS and others revenue in the first quarter of 2022 increased by 146.7% to US$5.8 million from US$2.3 million in the same period of 2021, maintaining a robust growth momentum. The growth was mainly driven by (i) an increase in revenues from the Industry SaaS business resulting from the acquisition of new customers and expanded deployment of Industry SaaS by existing customers, and (ii) an increase in revenues from the value-added services that we offer to customers.

•	Smart device distribution revenue in the first quarter of 2022 increased by 63.9% to US$7.8 million from US$4.8 million in the same period of 2021. The Company offers smart device distribution mainly to save customers - primarily brands and system integrators who demand and purchase finished smart devices from dealing with multiple OEMs. Changes in the Company’s smart distribution revenues between periods are primarily due to the varying timing and amounts of customer demands and purchases.

COST OF REVENUE

Cost of revenue in the first quarter of 2022 decreased slightly by 2.9% to US$32.5 million from US$33.5 million in the same period of 2021, in line with the decrease in total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the first quarter of 2022 decreased by 2.4% to US$22.8 million from US$23.4 million in the same period of 2021 and gross margin remained stable at 41.2% in the first quarter of 2022 compared to 41.1% in the same period of 2021.

•	IoT PaaS gross margin in the first quarter of 2022 increased to 42.3% from 41.7% in the first quarter of 2021 and remained relatively stable over the past quarters, primarily due to the Company's effective implementation of its business management and efficiency improvement initiatives.

•	SaaS and others gross margin in the first quarter of 2022 was 77.1%, compared to 75.1% in the first quarter of 2021.

•	Smart device distribution gross margin in the first quarter of 2022 was 9.1%, compared to 18.6% in the first quarter of 2021,

OPERATING EXPENSES

Operating expenses increased by 21.1% to US$78.3 million in the first quarter of 2022 from US$64.7 million in the same period of 2021. Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses, were US$60.6 million in the first quarter of 2022 compared to US$47.9 million in the same period of 2021. Share-based compensation expenses in the first quarter of 2022 were US$17.7 million, compared to US$16.8 million in the same quarter of 2021.

•	Research and development expenses in the first quarter of 2022 were US$47.6 million, up 37.1% from US$34.7 million in the same period of 2021, primarily due to the increase in share-based compensation expenses from US$3.8 million in the first quarter of 2021 to US$4.1 million in the first quarter of 2022, and an increase in employee-related costs due to the addition of experienced research and development personnel and the increase in cloud infrastructure expenses. During this quarter, average employee headcount of the Company's research and development was up approximately 30% year over year, compared to the same quarter in last year. Without the effect of share-based compensation expenses, research and development expenses as a percentage of revenue increased to 78.6% in the first quarter of 2022 from 54.3% in the same period of 2021.

•	Sales and marketing expenses in the first quarter of 2022 were US$15.3 million, down 6.9% from US$16.4 million in the same period of 2021, primarily due to the decrease in share-based compensation expenses from US$2.1 million to US$1.7 million and the decrease in marketing spending due to the recurrence of the COVID-19 outbreak. Without the effect of share-based compensation expenses, sales and marketing expenses as a percentage of revenue decreased to 24.6% in the first quarter of 2022 from 25.1% in the same period of 2021.

•	General and administrative expenses in the first quarter of 2022 were US$18.0 million, up 12.3% from US$16.1 million in the same period of 2021, primarily due to the increase in share-based compensation expenses from US$10.8 million to US$11.9 million, and the increase in employee-related costs. Without the effect of share-based compensation expenses, general and administrative expenses as a percentage of revenue increased to 11.1% in the first quarter of 2022 from 9.3% in the same period of 2021.

•	Other operating incomes in the first quarter of 2022 were US$2.6 million, primarily due to the receipt of a software value-added tax refund and various general subsidies for enterprises.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations was US$55.5 million in the first quarter of 2022, compared to US$41.3 million in the same period of 2021. Non-GAAP loss from operations was US$37.8 million in the first quarter of 2022, compared to US$24.5 million in the same period of 2021.

Operating margin in the first quarter of 2022 was negative 100.3%, down 27.7 percentage points from negative 72.6% in the same period of 2021. Non-GAAP operating margin in the first quarter of 2022 was negative 68.4%, down 25.3 percentage points from negative 43.1% in the same period of 2021. The changes in the operating margins were mainly attributable to a greater operating loss, which was primarily due to increased operating expenses incurred to maintain the Company's team at a size appropriate for its scale and long-term business development, and the slight decline in the total revenue primarily affected by several challenges arising from both macro-economic environment and COVID-19 situations.

NET LOSS AND NET MARGIN

Net loss was US$55.0 million in the first quarter of 2022, compared to US$40.5 million in the same period of 2021. Non-GAAP net loss was US$37.3 million in the first quarter of 2022, compared to US$23.8 million in the same period of 2021.

Net margin in the first quarter of 2022 was negative 99.3%, down 28.0 percentage points from negative 71.3% in the same period of 2021. Non-GAAP net margin in the first quarter of 2022 was negative 67.4%, down 25.6 percentage points from negative 41.8% in the same period of 2021.

BASIC AND DILUTED NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share ("ADS") were US$0.10 in the first quarter of 2022, compared to US$0.15 in the same period of 2021. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net loss per ADS were US$0.07 in the first quarter of 2022, compared to US$0.09 in the same period of 2021.

CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents, and short-term investments were US$984.2 million as of March 31, 2022, which the Company believes is sufficient to meet its current liquidity and working capital needs.

NET CASH USED IN OPERATING ACTIVITIES

Net cash used in operating activities for the first quarter of 2022 was US$57.4 million, or 103.7% of revenue, compared to US$32.7 million, or 57.4% of revenue in the first quarter of 2021. The year-over-year increase in net cash used in operating activities was mainly due to the increase in employee-related expenses and working capital changes in the ordinary course of business.

SHARE REPURCHASE

During the quarter ended March 31, 2022, the Company repurchased approximately 4.9 million of ADSs representing the same number of Class A ordinary shares from the open market for a total consideration of approximately US$25.0 million pursuant to the currently effective share repurchase program announced on August 30, 2021.

Business Outlook

For the second quarter of 2022, the Company currently expects its total revenue to be between US$60 million and US$65 million. The Company cautions investors that this estimate only reflects the Company's expectations as of June 14, 2022 and is not a guarantee of its future results or performance. The Company's actual future results and performance may differ materially from this estimate due to a variety of factors. These factors include, among other things, a decline or weakness in general economic conditions, uncertainty regarding the impacts of the COVID-19 pandemic, inflation, inventory backlog experienced by smart device manufacturers, brands and retail channels, fluctuations in foreign exchange rates, and geopolitical tensions and conflicts.

Conference Call Information

The Company’s management will hold a conference call at 08:00 P.M. Eastern Time on Tuesday, June 14, 2022 (08:00 A.M. Beijing Time on Wednesday, June 15, 2022) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Online registration: https://ige.netroadshow.com/registration/q4inc/11075/tuya-inc-first-quarter-2022-earnings-conference-call/

The replay will be accessible through June 21, 2022 by dialing the following numbers:

International:	+44-204-525-0658

United States:	+1-929-458-6194

Access Code:	978389

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net loss (including non-GAAP net margin), and non-GAAP basic and diluted net loss per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Company defines non-GAAP measures excluding the impact of share-based compensation expenses from the respective GAAP measure. The Company presents the non-GAAP financial measure because it is used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance.

Non-GAAP measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP measures is that they do not reflect all items of expenses that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya's non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

E-mail: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND MARCH 31, 2022

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	As of December 31,	As of March 31,
	2021	2022
ASSETS
Current assets
Cash and cash equivalents	963,938	743,709
Restricted cash	638	1,129
Short-term investments	102,134	240,451
Accounts receivable, net	32,701	29,874
Notes receivable	1,393	2,659
Inventories, net	62,582	65,153
Prepayments and other current assets	27,882	23,883
Total current assets	1,191,268	1,106,858
Non-current assets
Property, equipment and software, net	6,805	6,365
Operating lease right-of-use assets, net	22,181	19,491
Long-term investments	26,078	27,714
Other non-current assets	1,818	1,789
Total non-current assets	56,882	55,359
Total assets	1,248,150	1,162,217

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	12,212	10,327
Advance from customers	31,088	31,736
Deferred revenue, current	9,254	8,474
Accruals and other current liabilities	50,847	31,707
Lease liabilities, current	5,697	5,607
Total current liabilities	109,098	87,851
Non-current liabilities
Lease liabilities, non-current	16,048	13,789
Deferred revenue, non-current	859	678
Other non-current liabilities	8,484	7,832
Total non-current liabilities	25,391	22,299
Total liabilities	134,489	110,150

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2021 AND MARCH 31, 2022

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	As of December 31,	As of March 31,
	2021	2022
Shareholders’ equity
Class A ordinary shares	25	25
Class B ordinary shares	4	4
Treasury stock	(46,930)	(66,235)
Additional paid-in capital	1,526,140	1,538,155
Accumulated other comprehensive income	2,320	2,969
Accumulated deficit	(367,898)	(422,851)
Total shareholders’ equity	1,113,661	1,052,067
Total liabilities and shareholders’ equity	1,248,150	1,162,217

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2021	March 31, 2022
Revenue	56,868	55,324
Cost of revenue	(33,485)	(32,504)
Gross profit	23,383	22,820
Operating expenses:
Research and development expenses	(34,709)	(47,588)
Sales and marketing expenses	(16,412)	(15,278)
General and administrative expenses	(16,062)	(18,030)
Other operating incomes, net	2,523	2,594
Total operating expenses	(64,660)	(78,302)
Loss from operations	(41,277)	(55,482)
Other income/(loss)
Other non-operating incomes, net	-	653
Financial income, net	1,095	121
Foreign exchange loss, net	(325)	(101)
Loss before income tax expense	(40,507)	(54,809)
Income tax expense	(26)	(144)
Net loss	(40,533)	(54,953)
Net loss attributable to Tuya Inc.	(40,533)	(54,953)

Net loss attributable to ordinary shareholders	(40,533)	(54,953)

Net loss	(40,533)	(54,953)
Other comprehensive (loss)/income
Foreign currency translation	(371)	649
Total comprehensive loss attributable to Tuya Inc.	(40,904)	(54,304)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2021	March 31, 2022
Net loss attributable to Tuya Inc.	(40,533)	(54,953)
Net loss attributable to ordinary shareholders	(40,533)	(54,953)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	268,165,312	556,808,050

Net loss per share attributable to ordinary shareholders - basic and diluted	(0.15)	(0.10)

Share-based compensation expenses were included in:
Research and development expenses	3,845	4,130
Sales and marketing expenses	2,139	1,653
General and administrative expenses	10,798	11,873

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2021	March 31, 2022
Net cash used in operating activities	(32,655)	(57,374)
Net cash used in investing activities	(60,230)	(141,941)
Net cash generated from /(used in) financing activities	1,077,541	(21,751)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(684)	1,328

Net increase/(decrease) in cash and cash equivalents, restricted cash	983,972	(219,738)

Cash and cash equivalents, restricted cash at the beginning of period	158,955	964,576
Cash and cash equivalents, restricted cash at the end of period	1,142,927	744,838

TUYA INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2021	March 31, 2022
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(34,709)	(47,588)
Add: Share-based compensation	3,845	4,130
Adjusted Research and development expenses	(30,864)	(43,458)
Sales and marketing expenses	(16,412)	(15,278)
Add: Share-based compensation	2,139	1,653
Adjusted Sales and marketing expenses	(14,273)	(13,625)
General and administrative expenses	(16,062)	(18,030)
Add: Share-based compensation	10,798	11,873
Adjusted General and administrative expenses	(5,264)	(6,157)

Reconciliation of loss from operations to non-GAAP loss from operations
Loss from operations	(41,277)	(55,482)
Add: Share-based compensation expenses	16,782	17,656
Non-GAAP Loss from operations	(24,495)	(37,826)
Non-GAAP Operating margin	(43.1)%	(68.4)%

Reconciliation of net loss to non-GAAP net loss
Net loss	(40,533)	(54,953)
Add: Share-based compensation expenses	16,782	17,656
Non-GAAP Net loss	(23,751)	(37,297)
Non-GAAP Net margin	(41.8)%	(67.4)%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share, basic and diluted	268,165,312	556,808,050

Non-GAAP net loss per share attributable to ordinary shareholders, basic and diluted	(0.09)	(0.07)